UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                          For the month of August 2006

                         Commission File Number: 0-29350

                                  Vasogen Inc.
                 (Translation of registrant's name into English)

               2505 Meadowvale Blvd, Mississauga, Ontario, L5N 5S2
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F                          Form 40-F   X
                          -----                             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No    X
                       -------                          -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

On August 14, 2006, Vasogen Inc. filed two material change reports:

         Vasogen announced that it has received notification from NASDAQ related to minimum bid price;

         Vasogen announced that it has filed an Amended and Restated Prospectus.

The material change reports are attached as Exhibits 99.1 and 99.2, respectively, to this report and are incorporated herein by reference.


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.

                                        By: /s/ Paul J. Van Damme
                                            ---------------------

                                        Name:  Paul J. Van Damme
                                        Title: Vice President, Finance, and
                                               Chief Financial Officer




Date:   August 14, 2006

                                  EXHIBIT LIST

Exhibit                           Description
-------                           -----------

99.1 Material Change Report re NASDAQ Notification dated August 14, 2006
99.2 Material Change Report re Amended and Restated Prospectus dated August 14, 2006